SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2014

BENJAMIN MOORE & CO.

DEFERRED SAVINGS AND INVESTMENT PLAN

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	BENJAMIN MOORE & CO. DEFERRED SAVINGS AND
INVESTMENT PLAN
PLAN
ADMINISTRATOR:	BENJAMIN MOORE & CO.

By:	/s/ Michael Farrell
Michael Farrell

Date: June 23, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Berkshire Hathaway Inc. on Form S-8 (No. 333-64284) of our report dated June 23, 2015, on our audits of the financial statements and supplemental schedule of the Benjamin Moore & Co. Deferred Savings and Investment Plan as of December 31, 2014 and 2013, and for the year ended December 31, 2014, which report is included in this Annual Report on Form 11-K to be filed on or about June 23, 2015.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 23, 2015

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

Benjamin Moore & Co. Deferred Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) as of December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey

June 23, 2015

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
ASSETS:
Participant directed investments at fair value:
Mutual Funds	$121,449,787	$122,377,147
Berkshire Hathaway Stock Fund	23,177,974	19,839,452
Common Collective Trust Funds:
Schwab Indexed Retirement Funds	31,679,557	29,988,366
Morley Stable Value Fund	22,018,595	23,966,965
Schwab Managed Retirement Trust Income Fund	284,996	352,267

Total investments at fair value	198,610,909	196,524,197

Receivables:
Employer contributions	1,044,024	389,596
Participant contributions	273,765	184,786
Notes receivable from participants	3,647,066	4,073,616

Total receivables	4,964,855	4,647,998

Total assets	203,575,764	201,172,195

LIABILITIES:
Accrued expenses	50,000	54,000

Total liabilities	50,000	54,000

Net assets available for benefits at fair value	203,525,764	201,118,195

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(204,631)	(132,731)

Net assets available for benefits	$203,321,133	$200,985,464

See accompanying notes to financial statements	2

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Dividends and interest	$6,561,926
Net realized/unrealized appreciation in fair value of investments	9,396,516

Total Investment Income	15,958,442

Interest on participants notes receivable	153,785

Contributions:
Participants	8,409,650
Employer	4,801,826
Participant rollovers	1,253,649

Total contributions	14,465,125

Total additions	30,577,352

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	28,159,759
Administrative expenses	81,924

Total deductions	28,241,683

Net increase in net assets	2,335,669

Net assets available for benefits, beginning of year	200,985,464

Net assets available for benefits, end of year	$203,321,133

See accompanying notes to financial statements	3

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF PLAN

The following description of the Benjamin Moore & Co. Deferred Savings and Investment Plan (the “Plan”) provides only general information. The Participants should refer to the Plan document for a more complete description of the Plan’s provisions and accounting policies. The Plan is sponsored and administered by Benjamin Moore & Co. (the “Company”). Charles Schwab Bank (“Schwab”) is the appointed trustee (“Trustee”) and Charles Schwab Corporation – Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

[1]	General:

The Plan is a safe-harbor plan and permits new employees of the Company to participate in the Plan on the first day of the month following the date of hire. Also, the Plan accepts “Roth” elective deferrals on behalf of participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan permits participants to make voluntary elective transfers of their entire account balance to this Plan from another qualified section 401(k) plan of the Company or from this Plan to another qualified section 401(k) plan of the Company. The plan transfer must be made in connection with a participant’s change in employment status to which the participant is not entitled to additional allocations under the prior plan.

[2]	Investments:

Participants have the option of investing their contributions in one fund or dividing their investment in more than one fund.

[3]	Participant accounts:

Each participant’s account is adjusted for the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

[4]	Contributions and eligibility:

All employees can voluntarily contribute up to 25 percent of annual compensation up to the Internal Revenue Service (“IRS”) maximum allowance. The IRS maximum allowance was $17,500 in 2014 and 2013. Annual compensation includes overtime, incentive compensation, and certain bonuses as part of the total eligible compensation. Participants age 50 and older can contribute an additional $5,500 as a catch-up contribution in 2014 and 2013, resulting in a total pre-tax contribution limit of $23,000 for 2014 and 2013 for such individuals.

The Plan has been amended and restated to automatically enroll employees who have completed one month during the first calendar year of employment with the Company and defer two percent of their compensation as a contribution into the Plan. Each subsequent anniversary date, the deferral percentage increases by one percent until reaching seven percent. There is an “opt-out” election that is available each February for employees who are not currently contributing to the Plan and are scheduled to be automatically enrolled in the Plan with a March 1st effective date.

Contributions are matched 100 percent of the participant directed contribution, up to three percent of eligible earnings, plus 50 percent of the participant directed contribution on the next two percent of eligible earnings. Matching contributions are funded each pay period. There is no Company match on catch-up contributions. In November 2013, the Company amended the Plan so that effective February 1, 2014 wage and hour employees employed on the last day of the Plan year will receive a 3 percent special discretionary contribution to be contributed by the Plan Sponsor. The special discretionary contribution for 2014 was $620,020.

4

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[4]	Contributions and eligibility: (continued)

As stated above, the IRS sets a maximum limit on the amount of pre-tax salary deferrals a participant can contribute each year. If a participant reaches this limit early in the year, the participant will also no longer receive the Company matching contributions. In this situation, it is possible that the participant will not receive the maximum Company match for the year. To address this issue, the Company makes an additional “true-up” contribution to all participant accounts that did not receive the full match amount and would have done so had they not reached the IRS deferral limit before the end of the year.

“True-up” contributions are included in employer contributions receivable and were $272,763 and $275,617 as of December 31, 2014 and 2013, respectively.

[5]	Payment of benefits:

After participants reach age 59-1/2, they may withdraw all or a portion of their participant-directed account balance at any time and for any reason. Prior to age 59-1/2, in-service withdrawals from the Plan are only allowed for unusual financial hardships and must be approved by the Company. While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by IRS guidelines. A participant, who is performing service in the military (while on active duty for a period of more than thirty days) may elect an in-service withdrawal of participant deferral amounts provided that the participant does not make elective deferrals to the Plan during the six month period beginning on the date of such distribution. Termination withdrawals are a result of disability, termination of employment, retirement or death. Once a participant’s employment ends, the participant must take a full distribution of their account by April 1st of the calendar year following the year in which the participant reaches age 70-1/2. If a participant remains employed by the Company after reaching age 70-1/2, the participant may delay the distribution of their account until retirement.

Distributions are paid directly to an eligible retirement plan specified by the participant (or designated beneficiary) in a direct rollover or to an Individual Retirement Account. Distributions can also be paid in cash, if so elected. In addition, terminated employees with account balances in excess of $1,000 may elect to leave their account balance in the Plan and share in future investment results only.

[6]	Notes receivable from participants:

Participants may borrow from their participant-directed account balance, with a minimum loan amount of $500, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. No more than one loan per participant may be outstanding at any time. All loans shall be evidenced by a promissory note. The loans are secured by the balance in the participant’s account and interest is accrued at the defined prime rate at the beginning of the month that the loan was originated plus one percentage point. Principal plus interest on participant loans is generally repaid in five years in equal installments through payroll deductions each pay period. The maximum term for participant loans used for first-time home purchases is fifteen years. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document. Interest rates on loan balances outstanding as of December 31, 2014 range from 4.25% to 9.25%.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

[7]	Vesting:

Each participant is fully vested in their account at all times.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

[1]	Basis of accounting:

The financial statements and accompanying notes are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

[2]	Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ from these estimates.

[3]	Contribution:

Participants’ contributions are collected by the Company through payroll deductions and forwarded to the Trustee. Contributions withheld from salaries and not yet forwarded to the Trustee are reflected as participant contributions receivable.

[4]	Benefits paid to participants:

Distributions from the Plan are recorded in the period in which they are paid to participants in accordance with the terms of the Plan. Benefits are recorded when paid.

[5]	Investment valuation and income recognition:

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized/unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year. Investment income and appreciation/(depreciation) for each participant-directed investment fund is allocated to each participant in the same ratio that the participant’s account balance in that fund bears to the total account balances for all participants in that fund.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

[6]	Notes receivable from participants:

Loans issued to participants in the form of promissory notes are measured at their unpaid principal balance plus any accrued but unpaid interest.

[7]	Administrative expenses:

Investment-related and recordkeeping expenses are paid from the Plan’s assets. Certain investment-related expenses are recorded as a reduction of net investment income and are not readily determinable. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no cost to the Plan.

[8]	Recent accounting pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), an amendment to Fair Value Measurement Topic 820. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. For public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The plan has not early adopted ASU 2015-07.

NOTE C - STABLE VALUE FUND

The Plan invests in a fully benefit-responsive investment contract, Morley Stable Value Fund. This stable value fund seeks to provide preservation of capital and relatively stable returns by investing primarily in short-term investments and investment-grade stable value investment contracts. The underlying investments of the Morley Stable Value Fund consist of Conventional Guaranteed Investment Contracts (“GICs”) and Synthetic Guaranteed Investment Contracts (wrap contracts) and cash equivalents. The GICs are typically issued with a fixed crediting rate and a fixed maturity date that does not change over the life of the contract. Whereas, wrap contracts typically reset on a monthly or quarterly basis as negotiated with the issuer and do not have a final stated maturity date. Gains and losses on the underlying portfolio are amortized over the duration of the investment, through adjustments to the future interest crediting rate.

A number of factors can influence future crediting rates of wrap contracts, which may include but are not limited to: portfolio cash flows, underlying portfolio performance, current market interest rates for reinvestment, duration posture, change in credit ratings, default or bankruptcy by an asset or wrap issuer, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms, including wrap fees.

The fair values of the underlying investment contracts at December 31, 2014 and 2013 were:

	2014	2013

Stable Value Fund, contract value	$21,813,964	$23,834,234
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	204,631	132,731

Stable Value Fund, fair value	$22,018,595	$23,966,965

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE D - FAIR VALUE MEASUREMENTS

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -

Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

Mutual Funds

The investments in mutual funds are valued utilizing a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of these investments are traded in active markets at their net asset value per share and are primarily categorized as Level 1.

Common Collective Trust Funds

The investments in common collective trust funds are valued at the net assets value (“NAV”) of the units held by the Plan, as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. The NAV is based on the current fair value of the common collective trust funds’ underlying assets. Investments in a common collective trust funds are categorized as Level 2.

Participant transactions (purchases and sales) may occur daily. Participant transfers to competing funds are subject to an equity wash provision. In unusual market conditions, withdrawals are subject to 30-day written notice requirement. Unusual market conditions include the following: the fund experiences an extraordinary amount of withdrawal activity exceeding its immediately available liquid assets or period during which volatile conditions in the market exist. Were the Plan to initiate a full or partial redemption of the collective trust, a twelve-month advance written notice requirement may apply at the discretion of the fund’s trustee.

Berkshire Hathaway Stock Fund

The Plan allows investment in the common stock of the Company’s parent, Berkshire Hathaway. Berkshire Hathaway common stock trades on an active market. This investment option (referred to as the Berkshire Hathaway Stock Fund) also includes a cash component, thus resulting in a level 2 valuation.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE D - FAIR VALUE MEASUREMENTS (CONTINUED)

A summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013, set forth by level within the fair value hierarchy, is as follows:

	Investments, at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Intermediate-term bond fund	$18,055,505	$-	$-	$18,055,505
Domestic small-cap value stocks	5,062,621	-	-	5,062,621
Domestic small-cap growth stocks	7,423,008	-	-	7,423,008
Domestic mid-cap value stocks	6,157,092	-	-	6,157,092
Domestic mid-cap growth stocks	14,218,840	-	-	14,218,840
Domestic large-cap value stocks	44,740,828	-	-	44,740,828
Foreign large-cap blend stocks	13,409,618	-	-	13,409,618
Domestic large-cap growth stocks	12,382,275	-	-	12,382,275

Total mutual funds	121,449,787	-	-	121,449,787

Berkshire Hathaway Stock Fund (see Note H)	-	23,177,974	-	23,177,974

Common Collective Trust Funds:
Short-term investments	-	284,996	-	284,996
Alternative investments (*)	-	22,018,595	-	22,018,595
Target date series funds (**)	-	31,679,557	-	31,679,557

Total common collective trust funds	-	53,983,148	-	53,983,148

Investments at fair value	$121,449,787	$77,161,122	$-	$198,610,909

(*)	Alternative Investments as of December 31, 2014 represent the Morley Stable Value Fund.
(**)	The investments held by Target date series funds vary based on the remaining time frame and dates encompassed in the individual fund.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE D - FAIR VALUE MEASUREMENT (CONTINUED)

	Investments, at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Intermediate-term bond fund	$19,454,163	$-	$-	$19,454,163
Domestic small-cap value stocks	5,341,886	-	-	5,341,886
Domestic small-cap growth stocks	7,542,320	-	-	7,542,320
Domestic mid-cap value stocks	6,273,036	-	-	6,273,036
Domestic mid-cap growth stocks	13,081,840	-	-	13,081,840
Domestic large-cap value stocks	42,515,643	-	-	42,515,643
Foreign large-cap blend stocks	15,496,945	-	-	15,496,945
Domestic large-cap growth stocks	12,671,314	-	-	12,671,314

Total mutual funds	122,377,147	-	-	122,377,147

Berkshire Hathaway Stock Fund (see Note H)	-	19,839,452	-	19,839,452

Common Collective Trust Funds:
Short-term investments	-	352,267	-	352,267
Alternative investments (*)	-	23,966,965	-	23,966,965
Target date series funds (**)	-	29,988,366	-	29,988,366

Total common collective trust funds	-	54,307,598	-	54,307,598

Investments at fair value	$122,377,147	$74,147,050	$-	$196,524,197

(*)	Alternative Investments as of December 31, 2013 represent the Morley Stable Value Fund.
(**)	The investments held by Target date series funds vary based on the remaining time frame and dates encompassed in the individual fund.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE E - INVESTMENTS

The fair value of the individual investments representing 5% or more of the Plan’s total net assets available for benefits as of December 31, 2014 and 2013 was as follows:

	Shares December 31,		Fair Value December 31,
Fund	2014	2013	2014	2013

Morley Stable Value Fund*	910,630	1,002,926	$22,018,595	$ 23,966,965
Berkshire Hathaway Stock Fund**	749,611	803,217	23,177,974	19,839,452
Schwab S&P 500 Index Fund**	***	787,773	***	22,727,242
American Beacon Large Cap Value Fund Y Class	496,068	469,703	14,366,130	13,438,192

Harbor International Retirement Fund	***	219,752	***	15,496,945
PIMCO Total Return Fund – Admin Class	1,190,967	1,819,847	12,695,712	19,454,163
T. Rowe Price Mid Cap Fund	156,878	179,745	11,834,894	13,081,840
Mainstay Large Cap Growth Fund R1	1,200,997	1,231,420	12,382,275	12,671,314
Schwab Indexed Retirement Fund 2020**	561,785	***	10,246,953	***
Vanguard 500 Index Admiral Fund	124,446	***	23,631,093	***
Schwab Indexed Retirement Fund 2030**	555,112	549,969	11,074,485	10,193,249

*     Amounts shown at fair value. Contract value of Morley Stable Value Fund at December 31, 2014 and 2013 was $21,813,964 and $23,834,234, respectively.

** Party in-interest (see Note H)

*** Amount does not represent more than 5% of net assets for the period indicated

The realized/unrealized appreciation on investments bought and sold as well as held during the year is as follows for the year ended December 31, 2014:

Mutual funds	$2,575,836
Berkshire Hathaway Stock Fund	4,654,459
Common collective trust funds	2,166,221

Total net appreciation in fair value of investments	$9,396,516

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE F - TERMINATION OF THE PLAN

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any future date. However, no such amendment or termination shall affect the account balance of any participant as of the date such amendment or termination takes effect.

NOTE G - TAX STATUS

The IRS has determined and informed the Company by letter dated September 24, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan received a new determination letter dated April 22, 2014, which expires January 31, 2016. The Plan has been amended since receiving the tax determination letter. The Company believes that the Plan (and merged plans) are designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provisions for income taxes has been provided in the Plan’s financial statements and the Company believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Company and Plan to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in progress.

NOTE H – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2014, there were transactions involving the investment of Plan assets in investments funds maintained by Schwab which qualify as party-in-interest transactions. Fees paid by the Plan to Schwab were $9,865 for the year ended December 31, 2014.

The Plan has investments in Berkshire Hathaway, Inc.’s (the parent of the Company) common stock, which is accumulated in an investment account labeled the Berkshire Hathaway Stock Fund. This fund, which qualifies as party-in-interest transaction also has a cash component of $1,303,193 and $931,473 as of December 31, 2014 and 2013, respectively. At December 31, 2014, the Berkshire Hathaway Stock Fund held 145,700 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $21,874,781. At December 31, 2013, the Berkshire Hathaway Stock Fund held 159,600 shares of Berkshire Hathaway Class B Common Stock, which had a market value of $18,907,979. The Berkshire Hathaway Stock Fund appreciated $4,654,459 for the year ended December 31, 2014.

In addition, certain participants borrowed from the Plan. As of December 31, 2014 and 2013, the outstanding notes of the Plan participants were $3,647,066 and $4,073,616, respectively. Participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE I – RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2014 may not necessarily be indicative of amounts that could be realized in a current market exchange.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE J – MUTUAL FUND FEES

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

BENJAMIN MOORE & CO. DEFERRED SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

Federal Id#: 13-5256230, Plan #: 003

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	American Beacon Large Cap Value Fund Y Class	Mutual Fund	14,366,130
*	Berkshire Hathaway Stock Fund	{A}	23,177,974
	Harbor International Retirement Fund	Mutual Fund	9,947,991
	JP Morgan Mid Cap Value Select Fund	Mutual Fund	6,157,092
	Mainstay Large Cap Growth Fund R1	Mutual Fund	12,382,275
	Morley Stable Value Fund	Common Collective Trust Fund	22,018,595
	Northern Small Cap Value Fund	Mutual Fund	5,062,621
	PIMCO Total Return Fund - Admin Class	Mutual Fund	12,695,712
*	Schwab Indexed Retirement Fund 2010	Common Collective Trust Fund	1,131,919
*	Schwab Indexed Retirement Fund 2020	Common Collective Trust Fund	10,246,953
*	Schwab Indexed Retirement Fund 2030	Common Collective Trust Fund	11,074,485
*	Schwab Indexed Retirement Fund 2040	Common Collective Trust Fund	7,009,237
*	Schwab Indexed Retirement Fund 2050	Common Collective Trust Fund	2,216,963
*	Schwab Managed Retirement Trust Income Fund	Common Collective Trust Fund	284,996
	Vanguard 500 Index Admiral Fund	Mutual Fund	23,631,093
	T. Rowe Price Mid Cap Fund	Mutual Fund	11,834,894
	T. Rowe Price New Horizon Fund	Mutual Fund	7,423,008
	Fidelity Spartan Extended Market Index Fund	Mutual Fund	2,383,946
	Fidelity Spartan International Index Fund	Mutual Fund	3,461,627
	Vanguard Total Bond Market Index Admiral Fund	Mutual Fund	5,359,793
	Vanguard Star Fund	Mutual Fund	6,743,605

			198,610,909

*	Notes receivable from participants	4.25% - 9.25%, maturing from 2015 to 2033	$3,647,066

			$202,257,975

*	Indicates a party-in-interest

{A}	The Plan allows investment in the common stock of the Company’s parent, Berkshire Hathaway, which also includes a cash component.